

Mail Stop 3720

September 25, 2009

Mr. Jerome S. Flum
Chief Executive Officer
Creditriskmonitor.com, Inc.
704 Executive Boulevard, Suite A
Valley Cottage, NY 10989

> **Re: Creditriskmonitor.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 23, 2009**
> **File No. 001-08601**

Dear Mr. Flum:

We have reviewed your response dated September 24, 2009 and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to our prior comment contained in your letter dated September 24, 2009 and are unable to agree. Although you claim that disclosure of percentage changes in your number of subscribers may provide your competitors with an unfair competitive advantage in assessing your use of price discounting, this information is equally valuable to your investors. Important trend information may be generated from an analysis of your changes in number of subscribers and revenue growth/decline. Whether revenue growth is attributable to increases in subscribers, increase in pricing or dramatic discounting is important information for evaluating future business prospects. If you will not disclose such financial metrics for competitive harm reasons, you should commit to provide more robust disclosure of the reasons for changes in your revenues

from period to period, addressing how increases in subscribers and changes in pricing have contributed to revenue increases/decreases from period to period.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely
/s

Larry Spirgel
Assistant Director